Exhibit 99.4

NICE to Showcase New Digital Policing Solution, NICE Investigate, at
IACP Conference

Former Boston Police Commissioner Ed Davis joins NICE to share his perspectives on digital policing

Paramus, New Jersey – October 21, 2015 –NICE Systems (NASDAQ: NICE) will showcase its portfolio of digital policing solutions, featuring the newly launched NICE Investigate, in booth 1250 at the International Association of Chiefs of Police (IACP) Annual Conference and Exposition being held October 24-27 at McCormick Place West in Chicago.

Visitors will see first-hand how NICE Investigate tackles a critical information management challenge facing police departments: the siloed nature of digital evidence. By streamlining the collection and organization of potential evidence, the NICE solution improves the efficiency and effectiveness of the investigation process, and helps investigators make sense of disparate data to understand the who, what, where, when, and why of their cases. Secure data sharing capabilities help police and prosecutors close more cases faster and increase successful prosecutions.

NICE Investigate is the leading market solution that addresses the entire digital investigation process, going well beyond the siloed digital evidence management solutions in use today. The solution’s integration capabilities allow police to correlate evidence from a variety of applications and sources, including CAD, RMS systems, body camera video, and more. It also provides: automated workflows to expedite case building; content analytics and visualization so investigators can draw connections among digital content from various sources; and secure sharing functionality to facilitate collaboration within and across agencies while maintaining chain of custody and integrity of evidence.

NICE will be joined at the IACP Annual Conference and Exposition by a special booth guest, former Boston Police Commissioner Ed Davis, who will share his perspectives on digital policing. Mr. Davis will also join Lt. Col. (Ret.) Frank Matthews (former Division Commander, Massachusetts State Police, Division of Investigative Services), Bill Taylor (Superintendent, Lowell Police Department), and Rod Guy (VP Strategy & Business Development, NICE) in a panel discussion on “Digital Policing: The New Weapon for 21st Century Law Enforcement,” which will take place October 26, at 1-3 p.m. in room W179B.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.